TEMPORARY EXPENSE LIMITATION AGREEMENT

This AGREEMENT is made in Boston, Massachusetts, as of the 23rd day of April, 2020, between Longleaf Partners Fund (the “Fund”), the first series of LONGLEAF PARTNERS FUNDS TRUST, a Massachusetts business trust, and SOUTHEASTERN ASSET MANAGEMENT, INC., a Tennessee corporation (hereinafter referred to as “the Investment Counsel.”).

In consideration of the mutual covenants herein made, the Fund and the Investment Counsel understand and agree as follows:

1. Recitations.

The Board of Trustees of the Fund and the Investment Counsel previously agreed to implement an expense cap beginning August 12, 2019 and continuing through April 30, 2021, and would like to extend that date to October 31, 2021.

2. Temporary Fee Cap.

The Investment Counsel and the Fund hereby agree that effective August 12, 2019, the Investment Counsel shall waive its fees and/or reimburse expenses so that total annual fund operating expenses (excluding interest, taxes, brokerage commissions, and extraordinary expenses) do not exceed .79% of average daily net assets. Amounts waived and/or reimbursed shall not be subject to recoupment by the Investment Counsel. This expense cap shall terminate October 31, 2021, unless the Investment Counsel agrees to an extension.

IN WITNESS WHEREOF, the parties have executed this Temporary Expense Limitation Agreement as of the 23rd day of April, 2020.

Southeastern Asset Management, Inc.		Longleaf Partners Fund

	/s/ Ross Glotzbach		/s/ Margaret H. Child
By:	Ross Glotzbach	By:	Margaret H. Child
	CEO		Trustee